UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)*

Affinity Gaming
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

Richard C. Patton c/o Courage Capital Management, LLC 4400 Harding Road, Suite 503 Nashville, Tennessee 37205 United States of America
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Courage Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,191,327

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,191,327

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,191,327

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON
IA

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Courage Investments, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,191,327

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,191,327

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,191,327

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Courage Credit Opportunities Fund II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,191,327

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,191,327

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,191,327

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard C. Patton

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,191,327

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,191,327

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,191,327

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Not Applicable

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value (the “Common Stock”) of Affinity Gaming, a Nevada corporation (the “Issuer”).  The address of the executive offices of the Issuer is 3755 Breakthrough Way, Suite 300, Las Vegas, Nevada, 89135.

Item 2.	Identity and Background.

(a - c, f))
This Schedule 13D is being filed jointly by Courage Capital Management, LLC (the “Management Company”), Courage Investments, Inc. (the “General Partner”), Courage Credit Opportunities Fund II, L.P. (“Opportunities Fund II”) and Mr. Richard C. Patton (“Mr. Patton”, and collectively, the “Reporting Persons”).

The Management Company is a Tennessee limited liability company, the General Partner is a Delaware corporation, Opportunities Fund II is a Delaware limited partnership and Mr. Patton is a United States citizen.

The Management Company serves as investment manager to private investment funds, including Opportunities Fund II.  The General Partner serves as general partner to private investment funds, including Opportunities Fund II.  Opportunities Fund II is a private investment fund.  The principal business office of the Reporting Persons is c/o Courage Capital Management, LLC, 4400 Harding Road, Suite 503, Nashville, Tennessee 37205.

During the past five years, none of the Reporting Persons has been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(d)	None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported herein were acquired as a result of a conversion of the Issuer from a Nevada limited liability company into a Nevada corporation, and the conversion of the common units (the “Common Units”) of such limited liability company previously held by Opportunities Fund II into shares of Common Stock.  The Common Units previously held by Opportunities Fund II were acquired in connection with the bankruptcy reorganization of the Issuer's predecessor, or following the reorganization in open market purchases using the working capital of Opportunities Fund II.  No borrowed funds were used to purchase the Common Stock of  the Issuer, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired interests in the Issuer for investment purposes and continue to hold the converted shares of Common Stock for investment purposes.  The Management Company, as investment manager to Opportunities Fund II, the General Partner, as general partner of Opportunities Fund II and Mr. Patton, as sole director of the Management Company, share investment power and voting power with respect to the Common Stock held by Opportunities Fund II.

In order to provide the Issuer with the opportunity to evaluate strategic alternatives for the benefit of all stockholders of the Issuer, the Management Company entered into an agreement, dated May 29, 2013, (the “Agreement”), with certain other holders (the “Other Holders”) of shares of Common Stock. The Agreement is filed herewith as Exhibit 99.2 and incorporated herein by reference.  As a result of the Agreement, the Reporting Persons and the Other Holders may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed to beneficially own the 10,243,320 shares of Common Stock held in the aggregate by the Reporting Persons and the Other Holders, constituting approximately 51% of the 20,268,339 outstanding shares of Common Stock.  The Reporting Persons disclaim beneficial ownership of all shares of Common Stock beneficially owned by the Other Holders (other than the shares of Common Stock held by Opportunities Fund II).

On October 11, 2013, the Management Company, on behalf of the Reporting Persons, and the Other Holders entered into an amendment to the Agreement to extend the term thereof to May 29, 2014, unless earlier terminated pursuant to the terms of the Agreement.  All other terms and conditions of the Agreement as disclosed on this Schedule 13D on May 30, 2013 remain in full force and effect without amendment.

The Reporting Persons intend to review their investments in the Issuer continuously and may in the future change their present course of action.  Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Reporting Persons may cause the sale of all or part of the Shares held by them, or may cause the purchase of additional shares of Common Stock or other securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise.  Any such purchases or sales may be made at any time without prior notice.  Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other securities of the Issuer.

The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.  Except as otherwise described in this Item 4, the Reporting Persons currently have no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons each reserves the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer.

(a - e)
As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of 1,191,327 shares of Common Stock, constituting 5.9% of the Common Stock, based upon 20,276,602 shares of Common Stock outstanding as of the date hereof.

The Management Company has the sole power to vote or direct the vote of 0 shares of common stock; has the shared power to vote or direct the vote of 1,191,327 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,191,327 shares of Common Stock.

The General Partner has the sole power to vote or direct the vote of 0 shares of common stock; has the shared power to vote or direct the vote of 1,191,327 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,191,327 shares of Common Stock.

Opportunities Fund II has the sole power to vote or direct the vote of 0 shares of common stock; has the shared power to vote or direct the vote of 1,191,327 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,191,327 shares of Common Stock.

Mr. Patton has the sole power to vote or direct the vote of 0 shares of common stock; has the shared power to vote or direct the vote of 1,191,327 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,191,327 shares of Common Stock.

The Reporting Persons have not engaged in any transactions with respect to the shares of Common Stock within the past sixty days.

*This outstanding Shares figure reflects the number of outstanding shares of Common Stock at August 14, 2013, as reported in the Issuer's Form 10-Q, filed on August 14, 2013.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

By virtue of the relationships between the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a “group” under the Federal securities laws.  Except as otherwise set forth in this Schedule 13D, the Reporting Persons expressly disclaim beneficial ownership of any of the shares of Common Stock and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.
As described in Item 4 above, the Management Company has entered into the Agreement.  Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships with the Issuer, any shareholder of the Issuer or any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1. Joint Filing Agreement, dated as of October 15, 2013 by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 15, 2013
(Date)

Courage Capital Management, LLC

By:	/s/ Richard C. Patton
Name: Richard C. Patton
Title: Chief Manager

Courage Investments, Inc.

By:	/s/ Donald R. McLamb, Jr.
Name: Donald R. McLamb, Jr.
Title: President

Courage Credit Opportunities Fund II, L.P.

By:	/s/ Donald R. McLamb, Jr.
Name: Donald R. McLamb, Jr.
Title: President of the General Partner

Richard C. Patton, as an individual

By:	/s/ Richard C. Patton
Richard C. Patton

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 99.1

AGREEMENT

The undersigned agree that this amendment 1 to Schedule 13D, dated October 15, 2013, relating to the Common Stock of Affinity Gaming shall be filed on behalf of the undersigned.

October 15, 2013
(Date)

Courage Capital Management, LLC

By:	/s/ Richard C. Patton
Name: Richard C. Patton
Title: Chief Manager

Courage Investments, Inc.

By:	/s/ Donald R. McLamb, Jr.
Name: Donald R. McLamb, Jr.
Title: President

Courage Credit Opportunities Fund II, L.P.

By:	/s/ Donald R. McLamb, Jr.
Name: Donald R. McLamb, Jr.
Title: President of the General Partner

Richard C. Patton, as an individual

By:	/s/ Richard C. Patton
Richard C. Patton

SK 04025 0001 1421708